As filed with the Securities and Exchange Commission on November 15, 2019

Securities Act File No. 333-227640

Investment Company Act File No. 811-23247

United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM N-2

☒ Registration Statement under the Securities Act of 1933

☐ Pre-Effective Amendment No.
☒ Post-Effective Amendment No. 2

and/or

☒ Registration Statement under the Investment Company Act of 1940

☒ Amendment No. 9

XAI OCTAGON FLOATING RATE & ALTERNATIVE INCOME

TERM TRUST

(Exact Name of Registrant as Specified in Charter)

321 North Clark Street, Suite 2430

Chicago, Illinois 60654

(Address of Principal Executive Offices)

Registrant’s Telephone Number, Including Area Code: (312) 374-6930

John P. McGarrity, Esq.

XA Investments LLC

321 North Clark Street, Suite 2430

Chicago, Illinois 60654

(Name and Address of Agent for Service)

Copies to:

Kevin T. Hardy, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

155 North Wacker Drive

Chicago, Illinois 60606

Approximate date of proposed public offering: From time to time after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended, other than securities offered in connection with a dividend reinvestment plan, check the following box . . . .. ☒

This Post-Effective Amendment will become effective immediately pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

This Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 (File Nos. 333-227640 and 811-23247) of XAI Octagon Floating Rate & Alternative Income Term Trust (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 2 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 2 does not modify any other part of the Registration Statement. The contents of the Registration Statement are hereby incorporated by reference.

Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 2 shall become effective immediately upon filing with the Securities and Exchange Commission.

PART C

OTHER INFORMATION

Item 25.	Financial Statements And Exhibits

(1)	Financial Statements

Incorporated by reference in the Statement of Additional Information incorporated by reference herein are the Registrant’s audited financial statements for the fiscal year ended September 30, 2018, notes to such financial statements and the report of independent registered public accounting firm thereon, as contained in the Registrant’s Form N-CSR filed with the Securities and Exchange Commission on December 7, 2018.

Included in a supplement to the Prospectus incorporated by reference herein are the Registrant’s unaudited financial statements for the six-month period ended March 31, 2019 and notes to such financial statements, as contained in the Registrant’s Form N-CSR filed with the Securities and Exchange Commission on May 24, 2019.

(2)	Exhibits

(a)(i)	Second Amended and Restated Agreement and Declaration of Trust of Registrant(1)

(a)(ii)	Amendment to Second Amended and Restated Agreement and Declaration of Trust of Registrant(2)

(b)(i)	By-Laws of Registrant(1)

(b)(ii)	Amendment to By-Laws of Registrant(2)

(c)	Not applicable

(d)	Not applicable

(e)	Dividend Reinvestment Plan of Registrant(2)

(f)	Not applicable

(g)(i)	Investment Advisory Agreement between Registrant and XA Investments LLC (the “Adviser”)(3)

(g)(ii)	Investment Sub-Advisory Agreement among Registrant, the Adviser and Octagon Credit Investors, LLC (the “Sub-Adviser”)(3)

(h)(i)	Distribution Agreement between Registrant and Foreside Fund Services, LLC(5)

(h)(ii)	Sub-Placement Agent Agreement between Foreside Fund Services, LLC and UBS Securities LLC(5)

(h)(iii)	Underwriting Agreement among Registrant, the Adviser, the Sub-Adviser and National Securities Corporation(*)

(i)	Not applicable

(j)	Custody Agreement between Registrant and U.S. Bank N.A.(3)

(k)(i)	Transfer Agency Agreement between Registrant and DST Systems, Inc.(3)

(k)(ii)(1)	Administration, Bookkeeping and Pricing Services Agreement between Registrant and ALPS Fund Services, Inc.(3)

(k)(ii)(2)	Amendment to the Administration, Bookkeeping and Pricing Services Agreement(*)

(k)(iii)	Chief Compliance Officer Services Agreement between Registrant and ALPS Fund Services, Inc.(3)

(k)(iv)	Investor Services and Secondary Market Support Services Agreement between Registrant and the Adviser(3)

(k)(v)	Expense Limitation Agreement between Registrant and the Adviser(3)

(l)(i)	Opinion and Consent of Skadden, Arps, Slate, Meagher & Flom LLP(4)

(l)(ii)	Opinion and Consent of Skadden, Arps, Slate, Meagher & Flom LLP(5)

(l)(iii)	Opinion and Consent of Skadden, Arps, Slate, Meagher & Flom LLP(*)

(m)	Not applicable

(n)	Consent of Independent Registered Public Accounting Firm(*)

(o)	Not applicable

(p)	Subscription Agreement(2)

(q)	Not applicable

(r)(i)	Code of Ethics of the Registrant(2)

(r)(ii)	Code of Ethics of the Adviser(3)

(r)(iii)	Code of Ethics of the Sub-Adviser(2)

(s)	Power of Attorney(3)

(z)(i)	Form of Prospectus Supplement for Offering of Common Shares(3)

(z)(ii)	Form of Prospectus Supplement for Rights Offering(3)

(*)	Filed herewith.
(1)	Incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-217196 and 811-232247) filed on July 18, 2017.
(2)	Incorporated by reference to Pre-Effective Amendment No. 4 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-217196 and 811-232247) filed on September 25, 2017.
(3)	Incorporated by reference to the Registrant’s Registration Statement (File Nos. 333-227640 and 811-23247) filed on October 1, 2018.
(4)	Incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-227640 and 811-23247) filed on January 23, 2019.
(5)	Incorporated by reference to Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-227640 and 811-23247) filed on March 28, 2019.

Item 26.	Marketing Arrangements

The information contained under the heading “Plan of Distribution” in Part A of this Registration Statement is incorporated herein by reference and any information concerning any underwriters will be contained in the accompanying prospectus supplement, if any. Reference is also made to the Dealer Manager Agreement, Underwriting Agreement, Sales Agreement and/or Distribution Agreement incorporated herein by reference, filed herewith or to be filed by further amendment pursuant to Item 25(2)(h) above.

Item 27.	Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses to be incurred in connection with the offering described in this Registration Statement:

Printer/Edgar Filer	$55,000
Legal Counsel	$400,000
NYSE Fee	$20,000
SEC Fees	$12,120
FINRA Fees	$15,500
Independent Registered Public Accounting Firm	$45,000
Miscellaneous	$6,380
Total	$554,000

Item 28.	Persons Controlled by or Under Common Control with Registrant

None.

Item 29.	Number of Holders of Securities

Title Class	Number of Record Shareholders as of November 8, 2019

Common shares of beneficial interest, par value $0.01 per share	3

Item 30.	Indemnification

Reference is made to Article V of the Registrant’s Amended and Restated Agreement and Declaration of the Registrant, which provides as follows:

5.1     No Personal Liability of Shareholders, Trustees, etc. No Shareholder of the Trust shall be subject in such capacity to any personal liability whatsoever to any Person in connection with Trust Property or the acts, obligations or affairs of the Trust. Shareholders shall have the same limitation of personal liability as is extended to stockholders of a private corporation for profit incorporated under the Delaware General Corporation Law. No Trustee or officer of the Trust shall be subject in such capacity to any personal liability whatsoever to any Person, save only liability to the Trust or its Shareholders arising from bad faith, willful misfeasance, gross negligence or reckless disregard for his or her duty to such Person; and, subject to the foregoing exception, all such Persons shall look solely to the Trust Property for satisfaction of claims of any nature arising in connection with the affairs of the Trust. If any Shareholder, Trustee or officer, as such, of the Trust, is made a party to any suit or proceeding to enforce any such liability, subject to the foregoing exception, he or she shall not, on account thereof, be held to any personal liability. Any repeal or modification of this Section 5.1 shall not adversely affect any right or protection of a Trustee or officer of the Trust existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

5.2    Mandatory Indemnification.

(a)      To the maximum extent permitted by law, the Trust shall indemnify any person who was or is a party or is threatened to be made a party to, or is involved as a witness in, any proceeding by reason of the fact that such person is or was a Covered Person, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such proceeding.

(b)      To the maximum extent permitted by law, the Trust shall indemnify any person who was or is a party or is threatened to be made a party to, or is involved as a witness in, any proceeding by or in the right of the Trust to procure a judgment in its favor by reason of the fact that such person is or was a Covered Person, against expenses actually and reasonably incurred by that person in connection with the investigation, defense or settlement of such proceeding.

(c)      Notwithstanding any provision to the contrary contained herein, no Covered Person shall be indemnified for any expenses, judgments, fines, amounts paid in settlement, or other liability or loss arising by reason of disabling conduct or for any proceedings by such Covered Person for which indemnification is precluded by applicable law. The termination of any proceeding by conviction, or a plea of nolo contendere or its equivalent, or an entry of an order of probation prior to judgment, creates a rebuttable presumption that the person engaged in disabling conduct.

(d)      Notwithstanding the foregoing, with respect to any action, suit or other proceeding voluntarily prosecuted by any indemnitee as plaintiff, indemnification shall be mandatory only if the prosecution of such action, suit or other proceeding by such indemnitee (1) was authorized by a majority of the Trustees or (2) was instituted by the indemnitee to enforce his or her rights to indemnification hereunder in a case in which the indemnitee is found to be entitled to such indemnification. The rights to indemnification set forth herein shall continue as to a person who has ceased to be a Trustee or officer of the Trust and shall inure to the benefit of his or her heirs, executors and personal and legal representatives. No amendment or restatement of this Declaration or repeal of any of its provisions shall limit or eliminate any of the benefits provided to any person who at any time is or was a Covered Person or otherwise entitled to indemnification hereunder in respect of any act or omission that occurred prior to such amendment, restatement or repeal.

(e)      To the maximum extent permitted by law, the Trust shall advance to any person who was or is a party or is threatened to be made a party to, or is involved as a witness in, any proceeding by reason of the fact that such person is or was a Covered Person the expenses actually and reasonably incurred by such person in connection with the defense of such proceeding in advance of its final disposition.

(f)      Any indemnification required or permitted under this Section 5.2 (unless ordered by a court) shall be made by the Trust only as authorized in the specific case upon a reasonable determination, based upon a review of the facts, that the Covered Person is entitled to indemnification because (i) he or she is not liable by reason of disabling conduct, or (ii) in cases where there is no liability, he or she has not engaged in disabling conduct. Such determination shall be made by (i) the vote of a majority of a quorum of qualifying Trustees; or (ii) if there are no such Trustees, or if such Trustees so direct, by independent legal counsel in a written opinion. Notwithstanding anything to the contrary in Section 5.2I, if a determination that a Covered Person engaged in disabling conduct is made in accordance with this Section 5.2(f), no further advances of expenses shall be made, and all prior advances, and insurance premiums paid for by the Trust, if applicable, must be repaid.

(g)      With respect to any person who was or is a party or is threatened to be made a party to, or is involved as a witness in, any proceeding by reason of the fact that such person is or was a Covered Person, the rights to indemnification conferred in Section 5.2(a), and with respect to any person who was or is a party or is threatened to be made a party to, or is involved as a witness in, any proceeding by reason of the fact that such person is or was a Trustee or officer of the Trust, the advancement of expenses conferred in Section 5.2I shall be contract rights. Any amendment, repeal, or modification of, or adoption of any provision inconsistent with, this Section 5.2 (or any provision hereof) shall not adversely affect any right to indemnification or advancement of expenses granted to any such person pursuant hereto with respect to any act or omission of such person occurring prior to the time of such amendment, repeal, modification, or adoption (regardless of whether the proceeding relating to such acts or omissions is commenced before or after the time of such amendment, repeal, modification, or adoption). Any amendment or modification of, or adoption of any provision inconsistent with, this Section 5.2 (or any provision hereof), that has the effect of positively affecting any right to indemnification or advancement of expenses granted to any such person pursuant hereto, shall not apply retroactively to any person who was not serving as a Covered Person at the time of such amendment, modification or adoption.

(h)      If (i) a claim under Section 5.2(a) with respect to any right to indemnification is not paid in full by the Trust within sixty days after a written demand has been received by the Trust or (ii) a claim under Section 5.2(b) with respect to any right to the advancement of expenses is not paid in full by the Trust within thirty days after a written demand has been received by the Trust, then the Covered Person seeking to enforce a right to indemnification or to an advancement of expenses, as the case may be, may at any time thereafter bring suit against the Trust to recover the unpaid amount of the claim.

(i)      If successful in whole or in part in any suit brought pursuant to Section 5.2(h), or in a suit brought by the Trust to recover an advancement of expenses (whether pursuant to the terms of an undertaking or otherwise), the Covered Person seeking to enforce a right to indemnification or an advancement of expenses hereunder or the Covered Person from whom the Trust sought to recover an advancement of expenses, as the case may be, shall be entitled to be paid by the Trust the reasonable expenses (including attorneys’ fees) of prosecuting or defending such suit.

(j)      The rights accruing to any indemnitee under this Section 5.2 shall not exclude any other right which any person may have or hereafter acquire under this Declaration, the By-Laws of the Trust, any statute, agreement, vote of shareholders or qualifying Trustees or any other right to which he or she may be lawfully entitled. For the avoidance of doubt, to the extent the Trust enters into a written agreement with any Trustee to indemnify such Trustee, any indemnification of such Trustee by the Trust shall be governed by the terms of such written agreement, including with respect to determinations required, applicable presumptions and burden of proof with respect to such Trustee’s entitlement to indemnification and/or advancement of expenses.

(k)      For purposes of this Section 5.2:

(i)   references to “Trust” include any domestic or foreign predecessor entity of this Trust in a merger, consolidation, or other transaction in which the predecessor’s existence ceased upon consummation of the transaction;

(ii)   the term “Covered Person” means a person who is or was a Trustee, officer, employee or agent of the Trust, or is or was serving at the request of the Trustees as a director, trustee, partner, officer, employee or agent of another foreign or domestic corporation, trust, partnership, joint venture or other enterprise;

(iii)   the term “disabling conduct” means willful misfeasance, bad faith, gross negligence, or the reckless disregard of the duties involved in the conduct of the Covered Person’s office with the Trust;

(iv)   the term “expenses” includes, without limitations, attorneys’ fees;

(v)   the term “proceeding” means any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative; and

(vi)   the term “qualifying Trustee” means any Trustee who is not an interested person (as defined in the 1940 Act) of the Trust and is not a party to the proceeding.

5.3    Voluntary Indemnification. Subject to any limitations provided by the 1940 Act and this Declaration, the Trust shall have the power and authority to indemnify and provide for the advance payment of expenses to employees, agents and other Persons providing services to the Trust or serving in any capacity at the request of the Trust to the full extent corporations organized under the Delaware General Corporation Law may indemnify or provide for the advance payment of expenses for such Persons, provided that such indemnification has been approved by a majority of the Trustees.

5.4    No Bond Required of Trustees. No Trustee shall, as such, be obligated to give any bond or other security for the performance of any of his or her duties hereunder.

5.5    No Duty of Investigation; etc. No purchaser, lender, transfer agent or other person dealing with the Trustees or with any officer, employee or agent of the Trust shall be bound to make any inquiry concerning the validity of any transaction purporting to be made by the Trustees or by said officer, employee or agent or be liable for the application of money or property paid, loaned, or delivered to or on the order of the Trustees or of said officer, employee or agent. Every obligation, contract, undertaking, instrument, certificate, Share, other security of the Trust, and every other act or thing whatsoever executed in connection with the Trust shall be conclusively taken to have been executed or done by the executors thereof only in their capacity as Trustees under this Declaration or in their capacity as officers, employees or agents of the Trust.

5.6    Insurance. The Trustees may maintain insurance for the protection of the Trust Property, its Shareholders, Trustees, officers, employees and agents in such amount as the Trustees shall deem adequate to cover possible tort liability, and such other insurance as the Trustees in their sole judgment shall deem advisable or is required by the 1940 Act.

5.7    Reliance on Experts, etc. Each Trustee and officer or employee of the Trust shall, in the performance of its duties, be fully and completely justified and protected with regard to any act or any failure to act resulting from reliance in good faith upon the books of account or other records of the Trust, upon an opinion of counsel, or upon reports made to the Trust by any of the Trust’s officers or employees or by any advisor, administrator, manager, distributor, selected dealer, accountant, appraiser or other expert or consultant selected with reasonable care by the Trustees, officers or employees of the Trust, regardless of whether such counsel or expert may also be a Trustee.

Reference is made to Section 14 of the Investment Advisory Agreement, between the Registrant and the Adviser, as filed as Exhibit (g)(i) hereto.

Reference is made to Section 14 of the Investment Sub-Advisory Agreement, among the Registrant, the Adviser and the Sub-Adviser, as filed as Exhibit (g)(ii) hereto.

Reference is made to the Dealer Manager Agreement, Underwriting Agreement, Sales Agreement and/or Distribution Agreement incorporated herein by reference, filed herewith or to be filed by further amendment.

Item 31.	Business and Other Connections of the Advisor

The Adviser, a limited liability company organized under the laws of Delaware, acts as investment adviser to the Registrant. The Registrant is fulfilling the requirement of this Item 31 to provide a list of the officers and directors of the Adviser, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by the Adviser or those officers and directors during the past two years, by incorporating by reference the information contained in the Form ADV of the Adviser filed with the commission pursuant to the Investment Advisers Act of 1940 (Commission File No. 801-110653).

The Sub-Adviser, a limited liability company organized under the laws of Delaware, acts as investment sub-adviser to the Registrant. The Registrant is fulfilling the requirement of this Item 31 to provide a list of the officers and directors of the Sub-Adviser, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by the Sub-Adviser or those officers and directors during the past two years, by incorporating by reference the information contained in the Form ADV of the Sub-Adviser filed with the commission pursuant to the Investment Advisers Act of 1940 (Commission File No. 801-71998).

Item 32.	Location of Accounts and Records

The accounts and records of the Registrant are maintained in part at the offices of the Trust at 321 North Clark Street, Suite 2430, Chicago, Illinois 60654, in part at the offices of the Adviser at 321 North Clark Street, Suite 2430, Chicago, Illinois 60654, in part at the offices of the Sub-Adviser at 250 Park Avenue, 15th Floor, New York, New York 10177, in part at the offices of the Administrator at 1290 Broadway, Suite 1100, Denver, CO 80203, in part at the offices of the Custodian, at Two Liberty Place, 50 S. 16th St., Suite 2000, Philadelphia, Pennsylvania 19102, and in part at the offices of the Transfer Agent at 430 W. 7th Street, Kansas City, Missouri 64105-1594.

Item 33.	Management Services

Not applicable.

Item 34.	Undertakings

1.

Registrant undertakes to suspend the offering of Common Shares until the prospectus is amended, if subsequent to the effective date of this Registration Statement, its net asset value declines more than ten percent from its net asset value as of the later of the effective date of the Registration Statement or the filing of a prospectus supplement pursuant to Rule 497, under the 1933 Act, setting forth the terms of the offering or its net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

2.	Not applicable.

3.

If the securities being registered are to be offered to existing shareholders pursuant to warrants or rights, and any securities not taken by shareholders are to be reoffered to the public, the Registrant undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by underwriters during the subscription period, the amount of unsubscribed securities to be purchased by underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters of the securities being registered is to be made on terms differing from those set forth on the cover page of the prospectus, the Registrant further undertakes to file a post-effective amendment to set forth the terms of such offering.

4.	Registrant undertakes:

(a) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(1)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

(2)

to reflect in the prospectus any facts or events after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

(3)

to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; and

(4)

if (i) it determines to conduct one or more offerings of the Fund’s common shares (including rights to purchase its common shares) at a price below its net asset value per common share at the date the offering is commenced, and (ii) such offering or offerings will result in greater han a 15% dilution to the Fund’s net asset value per common share; however, if the Registrant files a new reviewable post-effective amendment, the threshold would be reset.

(b) that for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d) that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

(e)  that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act.

(2)

the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

5.

Registrant undertakes that, for the purpose of determining any liability under the Securities Act the information omitted from the form of prospectus filed as part of the Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 497(h) will be deemed to be a part of the Registration Statement as of the time it was declared effective.

Registrant undertakes that, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus will be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

6.

Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information constituting Part B of this Registration Statement.

SIGNATURES

As required by the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, this Registration Statement has been signed on behalf of the Registrant, in the City of Chicago, State of Illinois, on the 15th day of November, 2019.

XAI OCTAGON FLOATING RATE & ALTERNATIVE INCOME TERM TRUST

By:	/s/ Theodore J. Brombach
Theodore J. Brombach
Trustee, President and Chief Executive Officer

As required by the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities set forth below on the 15th day of November, 2019.

Principal Executive Officer:

/s/ Theodore J. Brombach Theodore J. Brombach	Trustee, President and Chief Executive Officer

Principal Financial Officer:

/s/ John “Yogi” Spence John “Yogi” Spence	Chief Financial Officer and Treasurer

Trustees:
/s/ * Danielle Cupps	Trustee

/s/ * Gregory G. Dingens	Trustee

/s/ * Philip G. Franklin	Trustee

/s/ * Scott Craven Jones	Trustee

*	Signed by John P. McGarrity, Esq., an attorney-in-fact, pursuant to a power of attorney filed herewith.

By:	/s/ John P. McGarrity, Esq.
John P. McGarrity, Esq.
Attorney-In-Fact
November 15, 2019

Exhibit Index

(h)(iii)	Underwriting Agreement among Registrant, the Adviser, the Sub-Adviser and National Securities Corporation

(k)(ii)(2)	Amendment to the Administration, Bookkeeping and Pricing Services Agreement

(l)(iii)	Opinion and Consent of Skadden, Arps, Slate, Meagher & Flom LLP

(n)	Consent of Independent Registered Public Accounting Firm